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                                                        Filed by EEX Corporation
                                         pursuant to Rules 165 and 425 under the
                                              Securities Act of 1933, as amended
                                   Subject Company: Newfield Exploration Company
                                        Registration Statement Number: 333-91014


                                 EEX CORPORATION
                       2500 CITYWEST BOULEVARD, SUITE 1400
                              HOUSTON, TEXAS 77042

                                                                November 5, 2002

Dear Fellow Shareholder:

         Recently, we sent to you a proxy statement/prospectus and related materials regarding the proposed merger of Newfield Exploration Company and EEX Corporation. Included among the related materials was a BLUE Trust Units Election Form and Letter of Transmittal (the "Election Form") for you to use only if you wish to make an election to receive trust units of the Treasure Island Royalty Trust in lieu of part or all of the Newfield common stock that you would otherwise receive in the merger. The trust and the trust unit election are described in detail in the proxy statement/prospectus.

         A number of shareholders have requested clarification about completing the BLUE Election Form. Please note the following.

         IF YOU DO NOT WISH TO RECEIVE ANY TRUST UNITS IN THE MERGER, PLEASE DO NOT SUBMIT THE BLUE ELECTION FORM OR MAIL IN YOUR STOCK CERTIFICATE(S) AT THIS TIME. In that case, you will receive only shares of Newfield common stock (and cash in lieu of fractional shares) in the merger. After the merger is complete, you will receive instructions about exchanging your shares of EEX common stock.

         IF YOU DO WISH TO RECEIVE TRUST UNITS IN THE MERGER, PLEASE CAREFULLY READ AND COMPLETE THE BLUE ELECTION FORM, AND MAIL IT TO THE EXCHANGE AGENT, AMERICAN STOCK TRANSFER & TRUST COMPANY, WITH YOUR STOCK CERTIFICATE(S) IN THE ENCLOSED BLUE ENVELOPE. Please refer to the instructions set forth in the various boxes and on pages 10-13 of the Election Form for additional information regarding the proper completion of the Election Form. IN PARTICULAR, YOU MUST:

     1. Provide your name and address in Box A of the Election Form if no label is affixed or imprinted in Box A.

     2. Complete Box B of the Election Form, including the last line. In the last line of Box B you must enter the total number of trust units you are electing to receive with respect to all of the shares of EEX common stock covered by your Election Form. Please note the following:

         o  The maximum number of trust units you may elect to receive is
            105.611 multiplied by the number of shares of EEX common stock covered by your Election Form, rounded down to the nearest whole trust unit. You may elect to receive anywhere from no trust units to the maximum, rounded down to the nearest whole trust unit. (Again, if you elect no trust units, you should not complete the BLUE Election Form.)

         o IMPORTANT: IF YOU DO NOT TELL US HOW MANY UNITS YOU ARE ELECTING TO RECEIVE, YOUR ELECTION FORM WILL BE REJECTED AS INCOMPLETE, IN WHICH CASE YOU WILL NOT BE ALLOCATED ANY TRUST UNITS IN THE MERGER.

     3. Complete Box E of the Election Form, in accordance with Instruction 9 beginning on page 11 of the Election Form. Please do not forget to include a daytime telephone number where you can be reached if there are questions regarding your Election Form.

     4. To avoid backup withholding, complete the Substitute Form W-9 included at the end of the Election Form.


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     5.  Only if you require special issuance or delivery of the merger consideration:

         o Complete Box C of the Election Form only if you want the merger consideration to be issued in the name of someone other than the record holder(s) listed in Box A.

         o Complete Box D of the Election Form only if you want the merger consideration to be mailed to the record holder(s) listed in Box A at an address other than the one shown in Box A.

         o Complete Box F of the Election Form only if you have completed Box C and/or Box D.

     6. Complete Box G and Box H of the Election Form only if the instructions to Box B so request.

         FOR AN ELECTION TO BE VALID, THE ELECTION FORM, TOGETHER WITH THE OTHER DOCUMENTS REQUIRED BY IT, MUST BE PROPERLY COMPLETED AND SIGNED AND RECEIVED BY THE EXCHANGE AGENT PRIOR TO 5:00 P.M. (HOUSTON, TEXAS TIME) ON NOVEMBER 22, 2002. IF THE EXCHANGE AGENT DOES NOT RECEIVE YOUR PROPERLY COMPLETED ELECTION FORM, TOGETHER WITH THE OTHER DOCUMENTS REQUIRED BY IT, PRIOR TO THE ELECTION DEADLINE, YOUR ELECTION FORM WILL BE REJECTED. IN THAT EVENT, YOU WILL NOT BE ALLOCATED ANY TRUST UNITS AND WILL INSTEAD RECEIVE ONLY SHARES OF NEWFIELD COMMON STOCK (AND CASH IN LIEU OF FRACTIONAL SHARES) IN THE MERGER.

         If you need another copy of the Election Form and the related documents for any reason, please contact the Information Agent, Innisfree M&A Incorporated, toll-free at (888) 750-5835.

         If you have previously submitted an Election Form and would like to revoke or change your election, you must notify the Exchange Agent in writing in accordance with Instruction 2 on page 10 of the Election Form.

         If you have any other questions about the trust unit election or need any assistance, please call the Information Agent toll-free at (888) 750-5835.

                                       Very truly yours,

                                       Thomas M Hamilton
                                       Chairman and President,
                                       Chief Executive Officer



NEWFIELD HAS FILED A REGISTRATION STATEMENT ON FORM S-4 AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION CONCERNING THE MERGER, AND EEX HAS MAILED THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN TO ITS SHAREHOLDERS IN CONNECTION WITH THE MERGER. EEX SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT NEWFIELD, EEX AND THE MERGER. EEX SHAREHOLDERS MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. EEX SHAREHOLDERS MAY ALSO OBTAIN FREE COPIES OF THESE DOCUMENTS FROM NEWFIELD BY DIRECTING A REQUEST TO NEWFIELD EXPLORATION COMPANY AT 363 N. SAM HOUSTON PKWY. E., SUITE 2020, HOUSTON, TEXAS 77060 OR BY TELEPHONING STEVE CAMPBELL AT (281) 847-6000 OR FROM EEX BY DIRECTING A REQUEST TO EEX CORPORATION AT 2500 CITYWEST BOULEVARD, SUITE 1400, HOUSTON, TEXAS 77042 OR BY TELEPHONING LIZ BISHOP AT (713) 243-3111.